Mail Stop 3561

August 26, 2008

American Vanguard Corporation
James A. Barry-Chief Financial Officer
4695 MacArthur Court
Newport Beach, California

Re: **American Vanguard Corporation**
            Form 10-K for the year ended December 31, 2007
            Filed March 17, 2008
            File Number: 001-13795

Dear Mr. Barry:

        We have reviewed your response letter dated August 8, 2008 and have the
following additional comments. We think you should revise your future filings in
response to these comments. If you disagree, we will consider your explanation as to
why our comments are not applicable or a restatement is unnecessary. Please be as
detailed as necessary. We look forward to working with you in these respects and
welcome any questions you may have about any aspects of our review.

Form 10-K for the fiscal year ended December 31, 2007

Item 7 – Management's Discussion and Analysis
Results of Operations, page 25

1. We note your response to our prior comment 1. While you confirm that you will
    provide more comprehensive disclosure, you state that this disclosure will be
    focused on gross profit. However, in our prior comment we stated that gross
    profit disclosures should be supplemented with or, preferably, replaced by a
    discussion and analysis of costs on a stand-alone basis (not in the context of gross
    profit). Therefore, please confirm to us that you will provide a robust discussion
    and analysis of costs on a stand-alone basis and please provide us with a copy of
    your intended revised disclosure.

2. We note your responses to our prior comments 2, 3, and 5, in which you cite competitive disadvantage from disclosure of trade secrets as your basis for not disclosing to your investors information required under GAAP and U.S. securities laws. However, paragraphs 109 through 111 of SFAS 131 indicate that a competitive harm exception is inappropriate as it would provide a means for broad non-compliance with the requirements of the statements and that enterprises are not likely to suffer competitive harm because most competitors have other sources of more detailed information about an enterprise than that disclosed in financial statements. Additionally, paragraph (II)(B)(2) of Staff Legal Bulletin 1 also indicates that only under unusual circumstances would confidentiality be provided for disclosures required by Regulation S-K or for information that is material to investors. As such, the use of competitive harm for broad non-compliance with disclosure requirements under GAAP and Regulations S-K and S-X is inappropriate and, would only apply under unusual circumstances. As such, we reissue our prior comments 2, 3, and 5 in full.

3. We note your response to our prior comment 2. While you confirm that you will quantify factors that lead to large variances and disclose business reasons for same, you do not specifically confirm your agreement with the numerous other changes requested in our prior comment. In light of this, we reissue the original comment in full.

   A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that your herbicide Impact grew substantially in 2007, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clear by:
   - increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
   - using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
   - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
   - ensuring that all material factors are quantified and analyzed; and
   - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

   With regard to refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors, we note that you provide a more substantive disclosure of this type of information in your earnings conference calls than in your periodic filings on Forms 10-Q and 10-K. We believe much of the "color" you provide during those calls would be useful to investors in understanding the results of operations disclosure in your periodic filings and we believe you should include such analysis of the underlying business reasons for changes in results of operations in future filings. Please provide us with a copy of your intended revised disclosure.

4. We note your response to our prior comment 3. You state that substantially all of your product lines are "off patent" and that you acquire mature chemistries from larger competitors. We are not clear as to the relevance of these facts to our prior comment. While we understand that products were sold by the competitors from whom you acquired them prior to the dates acquired, these pre-acquisition sales amounts are not recognized in your consolidated statements of operations. Therefore, the sale of recently acquired products in a period in which the prior comparable period included no sales of such products may be a material factor to which changes in sales, cost of sales, and other accounts are attributable. As a result, this factor should be disclosed, quantified, and analyzed. Therefore, we reissue the original comment in full.

To provide investors with an understanding of the effects of product line acquisitions on your growth and results of operations, please quantify the aggregate change in revenue and cost of goods sold related to products not sold for the full comparable prior period. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 28

5. Please revise your liquidity and capital resources disclosures to discuss the underlying factors resulting in changes to your cash balance, instead of merely repeating what is shown on the statement of cash flows. For example, we note a significant decrease in your accounts receivable balance at December 31, 2007 without disclosure indicating the underlying reasons for the decrease or its impact in your operating cash flows. Furthermore, it appears that you have and will continue to expand your business through acquisitions. In this regard, your disclosures should be expanded to address the impact of these acquisitions on your cash flows and operating results. Additionally, your disclosures should provide further details regarding your overall capital structure, including a discussion of material debt covenants and a more detailed discussion of your total outstanding long-term debt, borrowing capacity and interest costs. Please provide us with a copy of your intended revised disclosure.

Item 8- Financial Statements and Supplementary Data

Notes to the Financial Statements

(4) Litigation and Environmental, page 76

6. We note your response to our prior comment 8. You cite attorney-client privilege
    and the attorney work product doctrine as your bases for not disclosing with
    specificity any accrued loss contingency to your investors, as required under
    GAAP and U.S. securities laws. We do not agree with your conclusion that these
    bases alleviate your disclosure obligations. To the extent you continue to
    disagree, please confirm to us the specific agreement of the national office of your
    independent auditors with your conclusions and provide us with the name and
    telephone number of the national office representative providing concurrence.

    You also state that you do not presently believe that it is appropriate to accrue loss
    contingency reserves for any litigation matter reported in your filing, because you
    do not believe that a loss is both probable and reasonably estimable in any case.
    In those circumstances, we agree that accrual is not required. You should,
    however, ensure that your disclosures are clear about your conclusions regarding
    each matter. Given that loss contingencies are not required to be disclosed if the
    likelihood of loss is remote, the fact that contingencies are disclosed implies that
    you believe the likelihood of loss is at least reasonably possible. However, your
    current disclosures do not always make clear whether your conclusion as to the
    likelihood of loss is reasonably possible or probable. Therefore, you should
    explicitly state your conclusion for each matter disclosed. In addition, for matters
    where you judge the likelihood of loss to be reasonably possible or probable but
    for which you believe the amount of loss cannot be reasonably estimated, you
    should explicitly state your conclusion that the loss cannot be reasonably
    estimated. We caution, however, that FIN 14 states that accrual of a probable loss
    should not be delayed until only a single amount can be reasonably estimated.
    When a loss is probable and the reasonable estimate of the loss is a range, the best
    estimate within the range should be accrued. If no amount within the range
    appears to be a better estimate than any other amount within the range, the
    minimum amount in the range should be accrued. Where losses are accrued and
    arose from a range, you should disclose whether the accrual was the best estimate
    within a range or the low end of the range and the range of reasonably possible
    losses. Based on your partial agreement with our original comment, we reissue it
    in part. Refer to SFAS 5 and FIN 14 for guidance.

Based on your disclosures, it appears that you are subject to significant litigation. Accordingly, we strongly encourage you to consider adding the following disclosure in a tabular format:

- Opening loss contingency amounts,
- Increases due to loss contingencies recognized during the period,
- Increases from changes in estimates of the amounts of loss contingencies previously recognized,
- Decreases from changes in estimates of amounts of loss contingencies previously recognized or from derecognition of loss contingencies that are no longer probable,
- Decreases for derecognition of loss contingencies settled, and
- Closing loss contingency amounts.

Please provide us with a copy of your intended revised disclosure.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief